

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Li Peng Leck
Executive Chairwoman and Executive Director
Davis Commodities Limited
10 Bukit Batok Crescent
#10-01, The Spire
Singapore 658079

Re: Davis Commodities Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed August 23, 2023
File No. 333-270427

Dear Li Peng Leck:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-1, Filed August 23, 2023

Cover page

1. We note your intent to register a resale transaction using a separate resale prospectus. Because you do not intend to use the resale prospectus unless and until the primary offering is complete and NASDAQ listing is approved, revise to ensure the prospectus reflects that those events have taken place. For example, revise to remove the initial public offering range and your statement that there is no public market for the Company's Ordinary Shares given that you expect a market to be available when you use this prospectus. In this regard, Instruction 2 to Item 501(b)(3) of Regulation S-K requires

         disclosure explaining the method by which the price will be determined and indicating the trading market and the market price of the securities as of the latest practicable date.

         You may contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Ying Li